Exhibit 99.1

Barrick Increases Share Buyback Program

All amounts expressed in U.S. dollars

Toronto, November 10, 2025 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) announced today that its Board of Directors has approved an increase to the existing share repurchase program in the amount of $500 million.

In February 2025, Barrick’s Board of Directors authorized a program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months at prevailing market prices in accordance with applicable law. Given Barrick’s strong performance and significant cash flow generation, the Company has successfully repurchased $1.0 billion of shares as of September 30, 2025, under that original authorization and the Board has now approved a $500 million increase to allow for the potential of further repurchases over the remaining term of the existing program. The Board will consider the size and scope of any 2026 program when it meets in February 2026.

Under the program, repurchases can be made from time to time through published markets in the United States such as the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other means permitted under the rules of the U.S. Securities and Exchange Commission and other applicable legal requirements.

Barrick believes that, from time to time, its common shares trade at prices that may not adequately reflect their underlying value. The actual number of shares that may be purchased, if any, and the timing of such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, other returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry—including six of the world’s Tier One gold mines—Barrick’s operations and projects span 18 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact

Barrick Mining Corporation

Cleve Rueckert, +1 775 397 5443

cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 7974 982 458

barrick@brunswickgroup.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “will”, “potential”, “can” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to Barrick’s operating and financial performance, liquidity, the potential of repurchasing common shares under Barrick’s share buyback program, and the potential renewal of Barrick’s share buyback program in February 2026.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in jurisdictions in which the Company or its affiliates do or may carry on business in the future; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; assumptions relating to the trading price of the Company’s common shares; changes in mineral production performance, exploitation, and exploration successes; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact trade relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; the impact of inflation; fluctuations in the currency markets; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; risks related to the failure of internal controls; risks related to the impairment of the Company’s goodwill and assets; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents,

BARRICK MINING CORPORATION	PRESS RELEASE

unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK MINING CORPORATION	PRESS RELEASE